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                              April 29, 2024

       Ying Ying Chow
       Chief Executive Officer
       PTL Ltd
       111 North Bridge Road
       #23-06A
       Peninsula Plaza
       Singapore 179098

                                                        Re: PTL Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on March
29, 2024
                                                            CIK No. 0002016337

       Dear Ying Ying Chow:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Conventions That Apply to This Prospectus, page iii

   1. We note your disclosure here that the prospectus "contains information derived from various public sources
and certain information from an industry report commissioned by
                                                        [you] and prepared by
Frost & Sullivan" and that you "have not independently verified the accuracy or
completeness of the data contained in these industry publications and reports."
                                                        While you may provide
cautionary language about forward looking statements, it appears these statements may be
interpreted as disclaimers of liability for statements related to the current and/or past
market data. Please revise these discussions to clarify the statements that neither you nor
any other party involved in this offering has independently verified such information and
neither you nor any other party involved in the offering makes any representation as to
the accuracy of such informtion to explain that you, Frost & Sullivan
 Ying Ying Chow
FirstName
PTL Ltd LastNameYing Ying Chow
Comapany
April       NamePTL Ltd
       29, 2024
April 229, 2024 Page 2
Page
FirstName LastName
         and the underwriters have liability for the information presented in the registration statment.
Prospectus Summary
Our Company, page 1

2. We note your disclosure on page 1 that you provide "marine fuel logistics services for vessel refueling[.]" Please revise your disclosure here and in your Business section to provide further details about the specific types of vessels that your customers utilize.
3.       We note your disclosure on page 1 that you recorded an increase in revenue from
         approximately $74,817,208 for the year ended December 31, 2022 to approximately
         $102,106,509 for the year ended December 31, 2023, representing an increase of approximately 36.5%. In order to provide a more balanced presentation, please revise your prospectus summary to disclose the cost of your revenue during the relevant time periods.
We generally do not enter into any long-term contracts with customers..., page
20

4.       Please clarify the typical length of your customer contracts.
Risk Factors
Risks Relating to Our Business and Operations
We are dependent on our senior management team and other key employees . . . , page 22

5.       We note your disclosure on page 23 that "[i]f any of [y]our directors or senior
         management is unable or unwilling to continue in the present position and [you] are unable to find [a] suitable replacement with similar knowledge, skills, experience and expertise in a timely manner, there could be an adverse impact to [y]our business, results of operations an profitability of [y]our business." Please disclose here, and elsewhere as appropriate, whether you maintain key person life insurance policies for any of your key personnel.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
55

6. You disclose you intend to use a percentage of the proceeds from the offering for acquisition of vessels, in particular, bunkering tankers acquisition. Please discuss the anticipated impacts of doing so to your results of operations, for example, cost of revenue for vessel depreciation and costs to operate vessels like fuel and crew, and impact to other operating costs, like maintenance and repairs. Also, discuss the impacts on the pricing of your services in view of the additional costs of owning vessels and operating vessels and the competitiveness of your pricing relative to others to maximize your profit level as stated on page 67. Further, discuss impacts to your cash flows related to the preceding, including, for example, acquiring and, if applicable, maintaining a ready supply of fuel inventory for loading into vessels to supply customers. Refer to Item 5.D of
         Form 20-F.
 Ying Ying Chow
FirstName
PTL Ltd LastNameYing Ying Chow
Comapany
April       NamePTL Ltd
       29, 2024
April 329, 2024 Page 3
Page
FirstName LastName
Industry, page 64

7. We note your disclosure in this section that you "intend to enhance [y]our sales network"
         in Singapore. Please clarify here, as you disclose on page 2, that Petrolink Singapore has not conducted any operations to date and that it is currently
"dormant."
Business
Overview, page 66

8. We note your disclosure on page 66 that you "do not conclude or book any transactions in
         Mainland China." We also note your disclosure on page 59 that approximately 0.6% of your revenue for the fiscal year ended December 31, 2023 originated from China. Please reconcile your disclosure in this regard, or advise.
Growth Strategies, page 67

9. We note your disclosure on page 67 that you plan to "further expand the reach of [y]our business through opening new offices in selected locations globally, with the focus on the
         Asia Pacific Region, in the next several years." If know, please identify the selected locations here.
Our Services
Providing the vessel refueling options for our customers' vessel refueling needs at various ports along voyages . . . , page 68

10. Please disclose with more specificity the "various types of marine fuel products" that you are able to provide to your customers.
Customers, page 70

11. Please explain your basis for not filing any of your customer agreements, which have contributed to approximately 44.3% of total revenue for the year ended December 31,
         2023. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.
Supply Chain, page 71

12. We note your risk factor disclosure on page 19 indicating that you do have contracts with suppliers. Tell us the basis for your belief that you are not required to file your agreements with suppliers that provided 82.2% of your aggregated supplies for the year ended
         December 31, 2023. Please see Item 601(b)(10)(ii)(B) of Regulation
S-K.
Index to Financial Statements , page F-2

13. Please tell us why the audit report refers to "Petrolink Energy Limited" and the headers of the related consolidated financial statements and notes refer to" PTL Limited and
         Subsidiaries."
 Ying Ying Chow
PTL Ltd
April 29, 2024
Page 4
General

14. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameYing Ying Chow                              Sincerely,
Comapany NamePTL Ltd
                                                              Division of
Corporation Finance
April 29, 2024 Page 4                                         Office of Trade &
Services
FirstName LastName